UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

On June 5, 2023, VectivBio Holding AG published the invitation to its Extraordinary General Meeting to be held on June 26, 2023. A copy of the invitation is furnished as Exhibit 99.1 hereto.

Exhibits

99.1	Invitation to the Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

June 5, 2023	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer